UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announced today that it has licensed a portfolio of biomaterial, drug delivery, and medical device technologies from Poly-Med, Inc.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 14, 2004	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
April 14, 2004

ANGIOTECH EXTENDS EXCLUSIVE LICENSING AGREEMENT

WITH POLY-MED FOR BIOMATERIAL TECHNOLOGIES

VANCOUVER, April 14, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, today announced that it has licensed a portfolio of biomaterial, drug delivery, and medical device technologies from Poly-Med, Inc.  This agreement will expand Angiotech's relationship with Poly-Med, a developer of biomaterial technologies, which it initially formalized in a June 2001 licensing agreement.

Today's announced collaboration grants Angiotech exclusive rights to several of Poly-Med's key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies that are potentially useful in several areas of interest to Angiotech, including tissue repair, orthopedic surgery and vascular surgery.  The two companies will also collaborate on research to develop products derived from the licensed technologies, and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts already underway at Angiotech.

Anderson, South Carolina-based Poly-Med is devoted to the development of absorbable and biodegradable materials for medical applications.  Poly-Med is headed by Shalaby W. Shalaby, Ph.D., who established the Johnson & Johnson Polymer Technology Center, presently known as the Advanced Biomaterials Center.  The company's research team is comprised of 20 experts in the fields of novel biomaterials, biomedical textiles and drug delivery.  Dr. Shalaby has been awarded in excess of 100 U.S. patents during his career; he has published nine books and more than 250 academic/technical articles.

"We are excited by the potential opportunities afforded us by this expanded relationship with Poly-Med and Dr. Shalaby," said George Daniloff, M.D., Ph.D., Angiotech's senior vice president of research and development.  "As underscored by our companies' collaboration on the drug-loaded vascular wrap currently in clinical trials, Poly-Med's technologies and research expertise substantially enhance our portfolio of biomaterials, as well as our ability to exploit those materials in the exploration and development of other novel drug-loaded medical device products."

"There is significant synergy in the research expertise and focus of Angiotech and Poly-Med," said Dr. Shalaby.  "We are confident that the strategic alignment of the two companies' complimentary skills and 'know-how' will lead to the development of many beneficial medical products."

-more-

The licensed Poly-Med technologies, coupled with technologies Angiotech obtained via its recent acquisitions of Cohesion Technologies and STS Biopolymers, provide Angiotech a substantial portfolio of biomaterials and drug delivery vehicles that can be leveraged into a broad array of drug-device combinations.  Angiotech, the innovator of the paclitaxel-coated coronary stent, is a recognized leader in the burgeoning field of drug-coated medical devices.

Vancouver-based Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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